Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286709

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 21 DATED JANUARY 21, 2026
TO THE PROSPECTUS DATED APRIL 23, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 23, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to (i) include the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2026 (the “Form 8-K”) and (ii) revise certain disclosures in the Prospectus as set forth below. The Form 8-K is attached to this Supplement as Appendix A.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus included herein is a combined prospectus that relates to (i) the Registration Statement (File No. 333-264145), dated April 5, 2022, as amended, previously filed by the Fund on Form N-2 (the “Prior Registration Statement”) and (ii) the Registration Statement (File No. 333-286709), dated April 23, 2025, as amended, previously filed by the Fund on Form N-2. This Supplement also constitutes a supplement to the Prior Registration Statement.

Update to Suitability Standards

The fourth paragraph under “Suitability Standards” on page i of the Prospectus is deleted in its entirety and replaced with the following:

Alabama Investors. Investors residing in Alabama must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $350,000. For these purposes, “net worth” shall be determined exclusive of such investor’s home, home furnishings, and automobiles. In addition, Alabama investors must limit their aggregate investment in ASIF and other non-traded direct participation programs to 10% of their liquid net worth at the time of their investment. This concentration limit shall not apply to investments made as a result of participation in a distribution reinvestment plan. For these purposes, “liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. The foregoing concentration limit does not apply to any investor that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.

Sub-section (a) of section 11.C under “Subscription Agreement” on page A-9 of the Prospectus and sub-section (a) of section 11.C under “Subscription Agreement — RIAs” on page A-25 of the Prospectus are each deleted in their entirety and replaced with the following:

If I am an Alabama resident, I must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $350,000. For these purposes, “net worth” shall be determined exclusive of my home, home furnishings, and automobiles. Additionally, I must limit my aggregate investment in ASIF and other non-traded direct participation programs to 10% of my liquid net worth at the time of my investment. This concentration limit shall not apply to investments made as a result of participation in a distribution reinvestment plan. For these purposes, “liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. The foregoing concentration limit does not apply to any investor that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) January 21, 2026

ARES STRATEGIC INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY	10167
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sale of Equity Securities.

During January 2026, Ares Strategic Income Fund (the “Fund”) sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on January 21, 2026. The purchase price per Class I common share equaled the Fund’s net asset value (“NAV”) per Class I common share as of December 31, 2025. The offer and sale of these Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During January 2026 (number of shares finalized on January 21, 2026)	4,011,672	$110.2

Item 8.01  Other Events.

Net Asset Value

The NAV per share of each class of the Fund as of December 31, 2025, as determined in accordance with the valuation policies and procedures of Ares Capital Management LLC, the Fund’s investment adviser, was as follows:

NAV as of December 31, 2025
Class I	$27.48
Class S	$27.48
Class D	$27.48

As of December 31, 2025, the Fund’s aggregate NAV was approximately $10.5 billion, the fair value of its portfolio investments was approximately $21.5 billion, and it had approximately $11.2 billion of debt outstanding. The Fund’s debt-to-equity ratio as of December 31, 2025 was 1.09x.

January 2026 Distributions

As previously disclosed, on November 14, 2025, the Fund announced the declaration of regular monthly distributions for each class of the Fund’s common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01984	$0.19446
Class D	$0.21430	$0.00583	$0.20847

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on January 30, 2026 and will be paid on or about February 23, 2026.

The January 2026 distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

February, March, April, May and June 2026 Distributions

On January 7, 2026, the Fund announced the declaration of regular monthly gross distributions for April, May and June 2026, in each case for each class of its Common Shares. Also, as previously disclosed, on November 14, 2025, the Fund announced the declaration of regular monthly gross distributions for February and March 2026, in each case for each class of its Common Shares in the amounts per share set forth below:

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
February 27, 2026	March 25, 2026	$0.21430	$0.21430	$0.21430
March 31, 2026	April 23, 2026	$0.21430	$0.21430	$0.21430
April 30, 2026	May 21, 2026	$0.21430	$0.21430	$0.21430
May 29, 2026	June 24, 2026	$0.21430	$0.21430	$0.21430
June 30, 2026	July 23, 2026	$0.21430	$0.21430	$0.21430
________________________________________

(1)The distributions for each class of the Fund’s Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of the Fund’s Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

Portfolio and Business Commentary

As of December 31, 2025, the Fund had investments in 886 portfolio companies with total fair value of approximately $21.5 billion. As of December 31, 2025, 93% of the debt investments at fair value in the Fund’s portfolio were floating rate. As of December 31, 2025, based on fair value, the Fund’s portfolio investments consisted of the following:

As of December 31, 2025
Portfolio Investments
First lien senior secured loans	79.8%
Second lien senior secured loans	2.0
Senior subordinated loans	5.0
Corporate bonds	0.5
Collateralized loan obligations	4.8
Commercial mortgage-backed securities	0.5
Private asset-backed investments	1.4
Investments in joint ventures	1.8
Preferred equity	1.5
Other equity	2.7
Total	100.0%

As of December 31, 2025, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of December 31, 2025
Industry
Software and Services	22.1%
Health Care Equipment and Services	11.0%
Commercial and Professional Services	8.6%
Investment Funds and Vehicles(1)	8.5%
Capital Goods	7.7%
Financial Services	6.7%
Consumer Services	6.0%
Insurance	5.1%
Sports, Media and Entertainment	3.8%
Pharmaceuticals, Biotechnology and Life Sciences	3.1%

________________________________________

(1)Includes the Fund’s investments in a joint venture established between the Fund and a large North American pension fund.

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $15.0 billion of its Common Shares, pursuant to a registered offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing, reflective of transfers between share classes. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering and in Private Placements on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration(1)
Registered Offering:
Class I	107,820,463	$2,951.5
Class S	49,007,269	$1,339.6
Class D	31,294,103	$858.8
Private Placements
Class I	223,209,899	$6,087.3
Class S	—	—
Class D	—	—
Total Registered Offering and Private Placements*	411,331,734	$11,237.2
________________________________________

(1)No underwriting discounts or commissions have been or will be paid in connection with the sale of such common shares. Although the Fund does not charge investors an upfront sales load with respect to its common shares, if common shares are purchased through certain selling agents, such selling agents may directly charge shareholders transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 2.0% cap on NAV for Class I common shares, a 3.5% cap on NAV for Class S common shares and a 2.0% cap on NAV for Class D common shares.

*Amounts may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: January 21, 2026

	By:	/s/ SCOTT C. LEM
	Name:	Scott C. Lem
	Title:	Chief Financial Officer and Treasurer

Please retain this Supplement with your Prospectus.